Armada Acquisition Corp. II

1760 Market Street, Suite 602

Philadelphia, PA 19103

April 30, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Armada Acquisition Corp. II

Registration Statement on Form S-1

Filed March 26, 2025

File No. 333-286110

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated April 7, 2025 (the “Comment Letter”), in respect of Armada Acquisition Corp. II’s (“us”, “our” or the “Registrant”) Registration Statement on Form S-1, filed with the Commission on March 26, 2025 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 148

1.

Staff’s comment: We note your revised disclosure that the non-managing investors have committed, pursuant to written agreements, to purchase, indirectly through the purchase of nonmanaging membership interests in the Sponsor, an aggregate of 300,000 private placement units out of the 400,000 private placement units to be purchased by the Sponsor. Please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 148 and 149 of the Amendment.

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Stephen Herbert
Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II

cc:	Penny Minna, Esq.

DLA Piper LLP (US)